IAMGOLD REPORTS 2020 ATTRIBUTABLE P&P RESERVES OF 13.9 MILLION OUNCES AND ATTRIBUTABLE M&I RESOURCES OF 23.9 MILLION OUNCES

All amounts are in US dollars, unless otherwise indicated.
M&I Resource Estimates are quoted inclusive of Mineral P&P Reserves for all sites and projects.

Toronto, Ontario, February 17, 2021 - IAMGOLD Corporation ("IAMGOLD" or the "Company") announces its 2020 year end Mineral Reserve and Resource statement (refer to Table 3 for a detailed breakdown by asset).

IAMGOLD's President and CEO, Gordon Stothart, commented: "We have maintained a robust global reserve and resource profile in 2020, noting that our numbers did decline year-over-year, reflecting both industry trends and the reality that we mine a depleting resource, combined with the sale of the Sadiola and Eastern Borosi properties. Looking to 2021, we continue to focus on our core assets and district strategy in our exploration program, with the goal of developing an initial resource at the Gosselin Deposit near our Côté Gold Project and delineating further resources at the Nelligan district, at Grand Duc and Rouyn on the Westwood hub, and at Karita in the Bambouk district. We look forward to updating you on our progress over the course of the year."

MINERAL RESERVES - HIGHLIGHTS

  Total attributable Proven and Probable gold Reserves decreased by 2.8 million ounces or 17% in 2020 to 13.9 million ounces from the prior year;
  The decrease was primarily due to the sale of Sadiola (see news release dated December 30, 2020), mine depletion at all operations reflecting the Company's attributable gold production of 653,000 ounces in 2020 (see news release dated January 19, 2021), and the previously announced reclassification of a portion of reserves at Westwood (see news release dated August 5, 2020);
  Excluding the sale of Sadiola, a discontinued operation, total attributable Proven and Probable Reserves decreased by 1.2 million ounces or 7%;
  The decrease in the overall Reserve grade at Westwood is primarily attributable to the addition of lower grade Grand Duc open pit ore, with underground Reserves adjusted for mine depletion only;
  There was no change in the $1,200 per ounce gold price assumption for estimating Mineral Reserves at the Company's owned and operated mines and development projects, except at the Grand Duc satellite pit at Westwood, which used a $1,350 per ounce gold price assumption;
  Table 2 below provides a detailed year-over-year reconciliation of IAMGOLD's Mineral Reserves.

MINERAL RESOURCES - HIGHLIGHTS

  Total attributable Measured and Indicated gold Resources (including Reserves) decreased by 3.3 million ounces or 12% to 23.9 million ounces from the prior year;
    The decrease was primarily due to the sale of Sadiola and the Eastern Borosi Project mentioned above, and mine depletion at all operations;
  Total attributable Inferred gold Resources decreased by 697,000 ounces or 6% to 11.3 million ounces from the prior year;
    The decrease was primarily due to the sale of Sadiola and the Eastern Borosi Project;
  There was no change in the gold price assumption for estimating Mineral Resources at Essakane, Rosebel and the exploration projects ($1,500 per ounce) or at Westwood ($1,200 per ounce).
TABLE 1: SUMMARY OF ATTRIBUTABLE RESERVES AND RESOURCES
(000s oz, attributable)	(000s oz) As at December 31,		Total Variance		Variance (excl. Asset Disposals3)
Classification	2019[1]	2020[2]	000s oz	%	000s oz	%
P&P Reserves	16,706	13,937	(2,769)	(17%)	(1,186)	(7%)
M&I Resources[4,5]	27,164	23,910	(3,254)	(12%)	(469)	(2%)
Inferred Resources	11,965	11,268	(697)	(6%)	+109	+1%

1 2019 Mineral Reserves have been estimated at December 31, 2019, using a gold price of $1,200 per ounce for Essakane, Rosebel, Saramacca, Westwood, Sadiola and the Boto Gold Project.
Mineral Resources have been estimated at December 31, 2019, using a gold price of $1,500 per ounce for the Côté Gold Project, Boto Gold Project, Diakha-Siribaya Gold Project, Pitangui Project, Gossey deposit, Monster Lake Project, Essakane, Rosebel, and Saramacca, $1,400 per ounce for Sadiola and $1,200 per ounce using a 5.5 g/t Au cut-off over a minimum width of 2.4 metres for Westwood.

2 2020 Mineral Reserves have been estimated at December 31, 2020, using a gold price of $1,200 per ounce for Essakane, Rosebel, Saramacca, Westwood, and the Boto Gold Project, and a gold price of $1,350 per ounce for the Grand Duc satellite pit at Westwood.
Mineral Resources have been estimated at December 31, 2020, using a gold price of $1,500 per ounce for the Côté Gold Project, Boto Gold Project, Diakha-Siribaya Gold Project, Pitangui Project, Gossey deposit, Monster Lake Project, Essakane, Rosebel, and Saramacca, and $1,200 per ounce using a 5.5 g/t Au cut-off over a minimum width of 2.4 metres for Westwood.

3 Asset disposals in 2020 included the sale of the Sadiola and Eastern Borosi properties.

4 In mining operations, Measured and Indicated Resources that are not Mineral Reserves are considered uneconomic at the price used for reserve estimations, but are deemed to have a reasonable prospect of economic extraction.

5 Measured and Indicated gold resources are inclusive of Proven and Probable Reserves.

TABLE 2: ATTRIBUTABLE P&P RESERVES RECONCILIATION
(attributable)	000s oz	% Variance
Proven & Probable Reserves (December 31, 2019)	16,706	--
Westwood Reserve Reclassification (August 5, 2020)	(566)	(3%)
Sadiola Mine Disposal (December 30, 2020)	(1,583)	(9%)
2020 Mine Depletion	(730)	(4%)
Addition of Grand Duc Open Pit Material	+93	+1%
Other Additions	+17	0%
Proven & Probable Reserves (December 31, 2020)[1]	13,937	(17%)

1 Due to rounding, numbers may not add up precisely to the totals.

TABLE 3: Mineral Reserves and Resources of Gold Operations as of December 31, 20201,2,3,4,5,6,7,8,9,10,11,12,13
Measured and Indicated Resources are inclusive of Proven and Probable Reserves

	MINERAL RESERVES AND MINERAL RESOURCES
GOLD OPERATIONS	Tonnes (000s)	Grade (g/t Au)	Ounces Contained (000s)	Attributable Contained Ounces (000s)
Rosebel, Suriname(3)				(95%)
Proven Mineral Reserves	25,355	0.6	504	479
Probable Mineral Reserves	88,439	1.0	2,852	2,709
Subtotal Rosebel	113,794	0.9	3,356	3,188
Saramacca, Suriname(4)				(66.5%)
Proven Mineral Reserves	627	0.5	11	7
Probable Mineral Reserves	23,217	1.9	1,430	951
Subtotal Saramacca	23,844	1.9	1,441	958
Subtotal Rosebel (Consolidated)	137,638	1.1	4,797	4,146
Rosebel, Suriname(3)				(95%)
Measured Mineral Resources	30,979	0.6	626	594
Indicated Mineral Resources	242,789	0.9	7,278	6,914
Inferred Mineral Resources	62,889	0.9	1,766	1,678
Saramacca, Suriname(4)				(66.5%)
Measured Mineral Resource	627	0.5	11	7
Indicated Mineral Resources	25,108	2.1	1,664	1,106
Inferred Mineral Resources	11,079	0.7	259	172
Essakane, Burkina Faso(5)				(90%)
Proven Mineral Reserves	30,083	0.5	473	426
Probable Mineral Reserves	83,071	1.1	2,876	2,589
Subtotal	113,153	0.9	3,349	3,014
Measured Mineral Resources	30,023	0.5	473	426
Indicated Mineral Resources	110,433	1.1	3,781	3,403
Inferred Mineral Resources	10,262	1.1	352	317
Westwood, Canada(6)				(100%)
Proven Mineral Reserves	426	8.0	109	109
Probable Mineral Reserves	3,527	4.6	517	517
Subtotal	3,953	4.9	626	626
Measured Mineral Resources	907	13.2	384	384
Indicated Mineral Resources	6,299	6.1	1,240	1,240
Inferred Mineral Resources	7,071	8.0	1,809	1,809
Gossey, Burkina Faso(12)				(90%)
Indicated Mineral Resources	10,454	0.9	291	262
Inferred Mineral Resources	2,939	0.9	85	77
Côté Gold, Canada(7)				(64.75%)
Proven Mineral Reserves	139,253	1.0	4,640	3,004
Probable Mineral Reserves	93,747	0.9	2,644	1,712
Subtotal	233,000	1.0	7,284	4,716
Measured Mineral Resources	152,100	1.0	4,720	3,056
Indicated Mineral Resources	213,400	0.8	5,480	3,548
Inferred Mineral Resources	189,600	0.6	3,820	2,473
Boto Gold, Senegal(8)				(90%)
Probable Mineral Reserves	29,040	1.7	1,593	1,434
Subtotal	29,040	1.7	1,593	1,434
Indicated Mineral Resources	40,567	1.6	2,033	1,830
Inferred Mineral Resources	8,196	1.8	469	422
Diakha-Siribaya, Mali(9)				(90%)
Indicated Mineral Resources	18,031	1.3	744	669
Inferred Mineral Resources	23,179	1.6	1,176	1,058
Monster Lake, Canada(10)				(100%)
Inferred Mineral Resources	1,110	12.1	433	433
Nelligan, Canada(13)				(75%)
Inferred Mineral Resources	96,990	1.0	3,194	2,396
Pitangui, Brazil(11)				(100%)
Indicated Mineral Resources	3,330	4.4	470	470
Inferred Mineral Resources	3,559	3.8	433	433
TOTAL
Proven & Probable Mineral Reserves	516,785	1.1	17,650	13,937
Measured & Indicated Mineral Resources	885,047	1.0	29,194	23,910
Inferred Mineral Resources	416,874	1.0	13,796	11,268

Notes:

(1) In mining operations, Measured Mineral Resources and Indicated Mineral Resources that are not Mineral Reserves are considered uneconomic at the price used for Mineral Reserve estimations but are deemed to have a reasonable prospect of economic extraction.

(2) Although "measured resources", "indicated resources" and "inferred resources" are categories of mineralization that are recognized and required to be disclosed under Canadian regulations, SEC Industry Guide 7 does not recognize them. Disclosure of contained ounces is permitted under Canadian regulations; however, SEC Industry Guide 7 generally permits resources to be reported only as in place tonnage and grade. See "Cautionary Note to U.S. Investors Regarding Disclosure of Mineral Reserve and Mineral Resource Estimates".

(3) Rosebel Mineral Reserves have been estimated as of December 31, 2020 using a $1200/oz gold price and Mineral Resources have been estimated as of December 31, 2020 using a $1500/oz gold price and have been estimated in accordance with NI 43-101.

(4) Saramacca Mineral Reserves have been estimated as of December 31, 2020 using a $1200/oz gold price and the Mineral Resources have been estimated as of December 31, 2020 using a $1500/oz gold price and gold price and have been estimated in accordance with NI 43-101.

(5) Essakane Mineral Reserves have been estimated as of December 31, 2020 using $1200/oz gold price and Mineral Resources have been estimated as of December 31, 2020 using a $1500/oz gold price and have been estimated in accordance with NI 43-101.

(6) Westwood Mineral Reserves have been estimated as of December 31, 2020 using a $1200/oz gold price and Mineral Resources have been estimated as of December 31, 2020 using a 5.5g/t Au cut-off grade over a minimum width of 2.4 metres, and have been estimated in accordance with NI 43-101. The Grand Duc Mineral Resources and Reserves estimates are included in the Westwood Mineral Resources and Reserves estimates. The Grand Duc Mineral Reserves have been estimated using a 0.42 g/t Au cut-off grade and a gold price of $1350/oz. Grand Duc Mineral Resources have been estimated using a 0.39 g/t Au cut-off grade and a gold price of $1500/oz.

(7) Côté Gold Mineral Reserves have been estimated as of December 31, 2020 using a $1200/oz gold price and the Mineral Resources have been estimated as of December 31, 2020 using a $1500/oz gold price and have been estimated in accordance with NI 43-101.

(8) Boto Gold Mineral Reserves has been estimated as of December 31, 2020 using $1200/oz gold price and Mineral Resources have been estimated as of December 31, 2020 using a $1500/oz gold price and have been estimated in accordance with NI 43-101.

(9) Diakha-Siribaya Mineral Resources have been estimated as of December 31, 2020 using $1500/oz gold price and have been estimated in accordance with NI 43-101.

(10) Monster Lake Mineral Resources have been estimated as of December 31, 2020 using a $1500/oz gold price and have been estimated in accordance with NI 43-101.

(11) Pitangui Mineral Resources have been estimated as of December 31, 2020 using a $1500/oz gold price and have been estimated in accordance with NI 43-101.

(12) Gossey Mineral Resources have been estimated as of December 31, 2020 using a $1500/oz gold price and have been estimated in accordance with NI 43-101.

(13) Nelligan Mineral Resources have been estimated as of December 31, 2020 using a $1500/oz gold price and have been estimated in accordance with NI 43-101.

Technical Information and Qualified Person/Quality Control Notes

The mineral resource estimates contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). Lisa Ragsdale, P.Geo (Director, Mining Geology, IAMGOLD Corporation), a Qualified Person ("QP") for the purposes of NI 43-101, is responsible for the review and approval of all Mineral Resource estimates contained herein, as at December 31, 2020. Lisa has worked in the mining industry for more than 15 years, mainly in operations, project development and consulting. Lisa joined IAMGOLD in January 2018 and acquired her knowledge of the Company's operations and projects through site visits, information reviews, and ongoing communication and oversight of mine site technical service teams or consultants responsible for mineral resource estimates.

Lisa is considered a QP for the purposes of NI 43-101 with respect to the mineralization being reported on. The technical information has been included herein with the consent and prior review of the above noted QP. The QP has verified the data disclosed, and data underlying the information or opinions contained herein.

Philippe Chabot, Eng. (Director, Mining, IAMGOLD Corporation), a QP for the purposes of NI 43-101, is responsible for the review and approval of all Mineral Reserve estimates contained herein, as at December 31, 2020. Philippe graduated in 2003 with a bachelor degree in Mining and Mineral Engineering from Laval University, and has worked for different mining and consulting companies since graduation. Philippe joined IAMGOLD in 2015 and acquired his knowledge of the Company's operations and projects through site visits, information reviews, and ongoing communication and oversight of mine site technical service teams or consultants responsible for mineral reserve estimates.

Notes to Investors Regarding the Use of Resources

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources
This news release uses the terms "measured resources" and "indicated resources". We advise investors that while those terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission (the "SEC") does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources
This news release also uses the term "inferred resources". We advise investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Scientific and Technical Disclosure
IAMGOLD is reporting mineral resource and reserve estimates in accordance with the CIM guidelines for the estimation, classification and reporting of resources and reserves.

Note: Mineral reserves and mineral resources for IAMGOLD's gold mines for the 2020 year-end statement were estimated using a $1,200 per ounce gold price (unless otherwise indicated in the notes in Table 1-3) for mineral reserves and a $1,500 per ounce price for mineral resources (unless otherwise indicated in the notes in Table 1-3). For open pit operations, gold resources are constrained within an economic pit shell.

Cautionary Note to U.S. Investors

The SEC limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. IAMGOLD uses certain terms in this news release, such as "measured," "indicated," or "inferred," which may not be consistent with the reserve definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Reports on Forms 40-F. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml or by contacting the Investor Relations department.

The Canadian Securities Administrators' National Instrument 43-101 ("NI 43-101") requires mining companies to disclose reserves and resources using the subcategories of "proven" reserves, "probable" reserves, "measured" resources, "indicated" resources and "inferred" resources. Mineral resources that are not mineral reserves do not demonstrate economic viability.

A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined. A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. A probable mineral reserve is the economically mineable part of an indicated, and in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study.

A mineral resource is a concentration or occurrence of natural, solid, inorganic material, or natural, solid fossilized organic material including base and precious metals in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of realistically assumed mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations together with any other relevant operational factors and detailed financial analysis, that are necessary to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Pre-Feasibility Study.

A Pre-Feasibility Study is a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations and the evaluation of any other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

All statements, other than statements of historical fact, contained or incorporated by reference in this news release including, but not limited to, any statements or information with respect to the Company's mineral resources or mineral reserves, constitute "forward-looking information" or "forward-looking statements" and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements contained in this news release, include, but are not limited to, those under the headings "Mineral Reserves - Highlights", "Mineral Resources - Highlights", as well as statements with respect to the Company's mineral resources or mineral reserves. Forward-looking statements are generally identifiable by, but not limited to, the use of the words "may", "will", "should", "continue", "expect", "budget", "forecast", "anticipate", "estimate", "believe", "prospective", "significant", "potential", "significant potential", "substantial", "transformative", "intend", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, the failure to accurately estimate mineral resources or mineral reserves, differences in the mineral content within the material identified as mineral resources or mineral reserves from that predicted, unexpected increases in all-in sustaining costs or other costs, unexpected increases in capital expenditures, operating expenditures and exploration expenditures, changes in development or mining plans due to changes in logistical, technical or other factors, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian securities regulatory authorities, which are incorporated herein. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

About IAMGOLD

IAMGOLD is a mid-tier mining company with three gold mines on three continents, including the Essakane mine in Burkina Faso, the Rosebel mine in Suriname, and the Westwood mine in Canada. A solid base of strategic assets is complemented by the Côté Gold construction project in Canada, the Boto Gold development project in Senegal, as well as greenfield and brownfield exploration projects in various countries located in West Africa and the Americas. IAMGOLD aims to become a million-ounce gold producer as it executes on its growth strategy, including bringing Côté Gold, its fourth mine, online.

IAMGOLD is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance ("ESG") practices and employs approximately 5,000 people. IAMGOLD's commitment is to Zero Harm®, in every aspect of its business. IAMGOLD is one of the companies on the JSI index.

IAMGOLD is listed on the Toronto Stock Exchange (trading symbol "IMG") and the New York Stock Exchange (trading symbol "IAG").

For further information please contact:

Indi Gopinathan, VP, Investor Relations & Corporate Communications, IAMGOLD Corporation

Tel: (416) 360-4743 Mobile: (416) 388-6883

Philip Rabenok, Senior Analyst, Investor Relations, IAMGOLD Corporation

Tel: (416) 933-5783 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile's website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

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